SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

iMergent, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45247Q100
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Joseph J. Giunta, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 November 20, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[ ]
	(B)	[ ]
Not applicable.
3.	SEC Use Only
4.	Source of Funds (see Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,400,000
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 2,400,000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,400,000
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 20.1%
14.	Type Of Reporting Person (See Instructions) IN

Item 1.	Security of Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of iMergent, Inc., a Delaware corporation (“iMergent”).  iMergent’s principal executive offices are located at 745 East Technology Avenue, Orem, Utah 84097.

Item 2.	Identity and Background.

(a)-(c)     This Statement is being filed by Steven G. Mihaylo (“Mr. Mihaylo”), an individual.  Mr. Mihaylo is a private investor and his address is P.O. Box 19790, Reno, Nevada 89511.

(d)           During the last five years, Mr. Mihaylo has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Mihaylo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Mihaylo is a citizen of the State of Nevada, United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of the shares of Common Stock reported herein were derived from Mr. Mihaylo's available personal funds.  Mr. Mihaylo paid a total of approximately $54.17 million to acquire such shares.

Item 4.	Purpose of Transaction.

Mr. Mihaylo has acquired the shares of Common Stock reported herein solely for investment purposes, and not with any plans or proposals that related to or would result in any of the transactions specified in clauses (a) through (i) of Item 4 of Schedule 13D.  Mr. Mihaylo will continue to evaluate on an ongoing basis iMergent’s financial condition, business, operations and prospects, capital structure, competitive and strategic matters, management, market price of the Common Stock, conditions in securities markets generally, general economic and industry conditions and other factors.  Accordingly, Mr. Mihaylo reserves the right to change his intentions and plans at any time as he deems appropriate and may purchase additional shares from time-to-time depending on market conditions.  In addition, Mr. Mihaylo may make suggestions to management regarding the future conduct of the business.

Item 5.	Interest in Securities of the Issuer.

(a)           As of November 28, 2007, Mr. Mihaylo beneficially owned an aggregate of 2,400,000 shares of Common Stock, representing approximately 20.1% of the outstanding Common Stock (based on 11,957,931 shares outstanding as of October 31, 2007, as reported in iMergent’s Form 10-Q for the quarter ended September 30, 2007).  All 2,400,000 shares of Common Stock beneficially owned by Mr. Mihaylo are held by The Steven G. Mihaylo Trust, of which Mr. Mihaylo is the sole trustee.

(b)           Mr. Mihaylo has the sole power to vote or direct the vote and sole power to dispose of and direct the disposition of all of the shares of Common Stock of which he is the beneficial owner.

(c)           The following table sets forth the transactions in the Common Stock effected by Mr. Mihaylo during the past 60 days:

Date	Party	Type of Transaction	Type of Security	# of Shares	Price Per Share
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	100	$21.50
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	57900	$21.45
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	400	$21.45
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	41600	$21.45
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	100	$21.45
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	2200	$22.50
09/21/2007	Steven G. Mihaylo	Purchase	Common Stock	2400	$25.00
09/24/2007	Steven G. Mihaylo	Purchase	Common Stock	2900	$22.50
09/24/2007	Steven G. Mihaylo	Purchase	Common Stock	205500	$22.50
09/27/2007	Steven G. Mihaylo	Purchase	Common Stock	5000	$22.35
09/27/2007	Steven G. Mihaylo	Purchase	Common Stock	10000	$22.50
09/28/2007	Steven G. Mihaylo	Purchase	Common Stock	21300	$22.50
10/01/2007	Steven G. Mihaylo	Purchase	Common Stock	53000	$23.40
10/02/2007	Steven G. Mihaylo	Purchase	Common Stock	80000	$23.45
10/02/2007	Steven G. Mihaylo	Purchase	Common Stock	50000	$23.49
10/02/2007	Steven G. Mihaylo	Purchase	Common Stock	100000	$23.50
10/16/2007	Steven G. Mihaylo	Purchase	Common Stock	100000	$23.05
10/16/2007	Steven G. Mihaylo	Purchase	Common Stock	20000	$23.10
10/16/2007	Steven G. Mihaylo	Purchase	Common Stock	40000	$23.15
10/16/2007	Steven G. Mihaylo	Purchase	Common Stock	300	$25.00
10/18/2007	Steven G. Mihaylo	Purchase	Common Stock	20000	$23.20
10/19/2007	Steven G. Mihaylo	Purchase	Common Stock	56100	$22.50
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	80000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	150000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	60000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	50000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	10000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	1000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	1000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	18000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	10000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	40000	$25.00
10/20/2007	Steven G. Mihaylo	Purchase	Common Stock	79700	$25.00
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	900	$21.76
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	100	$21.84
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	400	$21.85
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	100	$21.86
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	3200	$21.87
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	2900	$21.88
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	100	$21.89
10/22/2007	Steven G. Mihaylo	Purchase	Common Stock	6200	$21.90
11/08/2007	Steven G. Mihaylo	Purchase	Common Stock	5000	$22.50
11/08/2007	Steven G. Mihaylo	Purchase	Common Stock	2500	$22.50
11/09/2007	Steven G. Mihaylo	Purchase	Common Stock	7500	$22.50
11/12/2007	Steven G. Mihaylo	Purchase	Common Stock	15000	$22.50
11/13/2007	Steven G. Mihaylo	Purchase	Common Stock	400	$22.50
11/14/2007	Steven G. Mihaylo	Purchase	Common Stock	12500	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	42800	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	14300	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	10000	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	20000	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	25500	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	4500	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	19900	$22.50
11/17/2007	Steven G. Mihaylo	Purchase	Common Stock	20100	$22.50
11/19/2007	Steven G. Mihaylo	Purchase	Common Stock	600	$16.00
11/19/2007	Steven G. Mihaylo	Purchase	Common Stock	5000	$16.05
11/19/2007	Steven G. Mihaylo	Purchase	Common Stock	600	$16.10
11/20/2007	Steven G. Mihaylo	Purchase	Common Stock	1300	$16.20
11/20/2007	Steven G. Mihaylo	Purchase	Common Stock	400	$16.92
11/20/2007	Steven G. Mihaylo	Purchase	Common Stock	10700	$17.12
11/20/2007	Steven G. Mihaylo	Purchase	Common Stock	31400	$17.00

(d)           No other person is known by Mr. Mihaylo to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Mihaylo.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 28, 2007

/s/ Steven G. Mihaylo
Steven G. Mihaylo